UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34979

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BPU INVESTMENT MANAGEMENT INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE OXFORD CENTER, 301 GRANT ST., SUITE 3300
(No. and Street)

PITTSBURGH	PA	15219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL BRAHIM — 800-822-6585
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LALLY & CO., LLC
(Name - *if individual, state last, first, middle name*)

5700 CORPORATE DRIVE, SUITE 800	PITTSBURGH	PA	15237-5851
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAUL BRAHIM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BPU INVESTMENT MANAGEMENT INC., as of December 31, 20 18 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signed and affirmed before me on February 12, 2019 by Paul Brahim.

Signature

CEO

Title

Emily Lauro

Notary Public



Commonwealth of Pennsylvania - Notary Seal
Emily Lauro, Notary Public
Allegheny County
My commission expires January 4, 2023
Commission number 1344280
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BPU INVESTMENT MANAGEMENT, INC.

**FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION**

DECEMBER 31, 2018

BPU INVESTMENT MANAGEMENT, INC.
DECEMBER 31, 2018

CONTENTS



Lally&Co.

CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
  BPU Investment Management, Inc.
Pittsburgh, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **BPU Investment Management, Inc.** ("Company") as of December 31, 2018, the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year ended December 31, 2018, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained on pages 17 through 19 have been subjected to audit procedures performed in conjunction with the audit of BPU Investment Management, Inc's financial statements. The supplemental information is the responsibility of BPU Investment Management, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole

LMY & Co., inc

We have served as the Company's auditor since 2001.

Pittsburgh, Pennsylvania
February 27, 2019

2

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and Cash Equivalents	$	106,866
Receivable from Broker-Dealers and Clearing Organizations		309,219
Securities Owned - Not Readily Marketable		1,306
Loans and Advances Receivable - Officers and Employees		594,460
Other Receivables		4,546
Prepaids and Other Assets		127,309
Furniture, Equipment, and Leasehold Improvements - At Cost, Less		33,607
Accumulated Depreciation of Approximately $490,368		-
Total Assets	$	1,177,313

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts Payable, Accrued Expenses, and Other Liabilities	$	284,502
Payable to Broker-Dealers and Clearing Organizations		17,926
Total Liabilities		302,428

Stockholders' Equity

Common Stock - Par Value $1 Per Share; 100,000 Shares Authorized;	
65,000 Shares Issued and Outstanding	65,000
Retained Earnings	809,885
Total Stockholders' Equity	874,885

Total Liabilities and Stockholders' Equity	$	1,177,313

The accompanying notes are an integral part of these financial statements.

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2018

REVENUE

Investment Management Fees	$ 5,092,755
Investment Banking Fees	2,363,937
Commissions and Fees	766,786
Principal Transactions	190,960
Other Revenues and Gains	357,440
Total Revenue	8,771,878

EXPENSES

Employee Compensation and Benefits	4,176,902
Investment Banking Commissions	2,214,496
Occupancy and Equipment	508,671
Professional Services	405,251
IT, Data, Research, and Communications	355,083
Clearing Charges	294,224
Travel and Entertainment	275,328
Licenses and Registrations	64,812
Advertising and Marketing	146,958
Other Expenses	274,784
Total Expenses	8,716,509
Net Income	$ 55,369

The accompanying notes are an integral part of these financial statements.

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2018

Subordinated Borrowings - December 31, 2017	$ -
Increases	-
Decreases	-
Subordinated Borrowings - December 31, 2018	$ -

The accompanying notes are an integral part of these financial statements.

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2018

	Common Stock		Retained Earnings		Total	
Balance - December 31, 2017	$	65,000	$	754,516	$	819,516
Net Income		-		55,369		55,369
Balance - December 31, 2018	$	65,000	$	809,885	$	874,885

The accompanying notes are an integral part of these financial statements.

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

OPERATING ACTIVITIES

Net Income	$	55,369

Noncash Items Included in Net Operations

Depreciation	21,084

Changes In

Receivable from/Payable to Broker-Dealers and Clearing Organizations	112,947
Securities Owned	595
Advances Receivable - Employees	4,074
Other Receivables	148,268
Prepaids and Other Assets	(16,430)
Accounts Payable, Accrued Expenses, and Other Liabilities	6,265
Payable to Broker-Dealers and Clearing Organizations	(1,667)
Net Cash and Cash Equivalents From Operating Activities	330,505

INVESTING ACTIVITIES

Purchase of Equipment	(17,603)
Net Payments of Loans from Officers	(478,075)
Net Cash and Cash Equivalents From Investing Activities	(495,678)

Net Cash and Cash Equivalents Activities		(165,173)
Cash and Cash Equivalents - Beginning		272,039
Cash and Cash Equivalents - Ending	$	106,866

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash Paid During the Year for Interest	$	751

The accompanying notes are an integral part of these financial statements.

1 - ORGANIZATION

BPU Investment Management, Inc. was incorporated in September 1985 and was organized under the laws of the Commonwealth of Pennsylvania. The Company operates as a securities broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and is also a federally registered investment advisor with the Securities and Exchange Commission ("SEC").

The Company is headquartered in Pittsburgh, Pennsylvania and maintains branch offices in Pittsburgh as well as two additional branch offices in Greensburg and Uniontown, Pennsylvania. The Company executes riskless principal and agency securities transactions, provides investment banking services, and manages investment portfolios.

2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of BPU Investment Management, Inc. are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Estimates Used

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could vary from those estimates that were used.

Securities Transactions

The Company clears securities transactions through Pershing LLC. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3.

Securities transactions, together with related commission revenues and expenses, are recorded on a settlement date basis generally the third business day following the trade date. In the opinion of management, the difference in settlement date versus trade date recording is not considered material to the financial statements.

Securities are recorded at fair value in accordance with FASB ASC topic on Fair Value Measurement.

Cash and Cash Equivalents and Concentration of Credit Risk

The Company maintains balances on deposit with financial institutions and its clearing organizations. The accounts maintained are insured either by the Federal Deposit Insurance Corporation ("FDIC") or the Securities Investor Protection Corporation ("SIPC"). At certain times during the year, the Company's cash balances may exceed the insured limits. The Company has not experienced any losses associated with those accounts.

For purposes of the statement of cash flows, the Company includes amounts on deposit with banks and amounts invested in money market instruments with other financial institutions as cash and cash equivalents.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents and Concentration of Credit Risk (Continued)

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, institutional and individual investors, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

Securities Owned

Securities are recorded at fair value in accordance with FASB ASC topic on Fair Value Measurements and Disclosures. Proprietary securities transactions are recorded on a settlement date basis. Securities owned are held in accounts with the Company's clearing broker and a mutual fund company. The securities accounts are insured by SIPC up to $500,000.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is estimated over the estimated useful lives of the assets on straight-line and accelerated methods for financial reporting purposes. Depreciation expense for the year ended December 31, 2018 amounted to $21,084.

Investment Management Fees

Investment management fees charged to customers are billed quarterly in advance and recognized on a pro rata basis over the quarter as earned.

Advertising and Marketing Costs

Advertising and marketing costs are charged to operations when the event takes place. Advertising and marketing expense was $146,958 in 2018.

Income Taxes

The Company has elected S corporation status for federal and state income tax purposes. Earnings and losses are included in the personal income tax returns of the stockholders and taxed depending on their personal tax rates. Accordingly, the Company's financial statements do not include a provision for income taxes.

GAAP prescribes rules for the recognition, measurement, classification, and disclosure in the financial statements of uncertain tax positions taken or expected to be taken in the Company's tax return. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statements or disclosures.

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax penalties and interest as a result of such a challenge. Generally, the

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

Company's federal and state tax returns remain open for income tax examination for three years from the filing date.

New Accounting Pronouncements

Revenue Recognition
In May 2014, The Financial Accounting Standards Board (FASB) issued Accounting Standards Updates ("ASU") 2014-09, Revenue from Contracts with Customers, resulting in a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606).

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

· Identification of the contract with the customer;
· Identification of the performance obligation(s) under the contract;
· Determination of transaction price;
· Allocation of the transaction price to the identified performance obligation(s); and
· Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

Investment Management (Advisory) Fees - The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Effective October 1, 2018 the Firm transitioned from billing fees quarterly in advance to monthly in advance. The fees are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Investment Banking Fees - The Company recognizes revenue for engagement retainers and other specific services provided upon completion of the work listed on the engagement letter to be performed and when the service is delivered. The engagement retainers and other specific services are described in the engagement letter and are assigned a specific fee for the service to be provided. For success fee-based transaction revenue is recognized when the service is satisfied normally at closing of the transaction.

Mutual Fund Commissions and Fees - The Company receives trailing commissions and other fees from mutual fund companies as a way of compensation for distributing interests in particular funds. The fees earned by the Company are variable because the amount paid at that particular point in time, specified in the contract, generally is based on the fair market value of the shares at the specified point in time. Hence, at any given point in time, the timing and the amount of any future ongoing fees that might be earned are uncertain. Fees are received in arrears based on the contract payout from the specific funds therefore the Company's performance obligations have been satisfied in a prior period.

Revenue Recognition (Continued)

Brokerage Commissions and Other Fees - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date and fees are collected at the end of the period. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Application of the standard in 2018 using the modified retrospective approach had no effect on previously reported financial position and results of operations.

Leases
In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15,2018. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Subsequent Events Evaluation

Subsequent events were evaluated through date the financial statements were issued, noting no material events requiring disclosure or recognition in the Company's financial statements.

3 - FAIR VALUE MEASUREMENTS

Fair Value Hierarchy

FASB ASC topic on Fair Value Measurements defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the FASB ASC topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the company has the ability to access.
Level 2: inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
Level 3: are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

3 - FAIR VALUE MEASUREMENTS (CONTINUED)

Fair Value Hierarchy (Continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Equities are valued at quoted market prices or at cost based on limited marketability.

There have been no changes in the methodologies used at December 31, 2018.

The following table summarizes the valuation of the assets and liabilities by the fair value hierarchy as described above as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Assets:				
Securities Owned:				
Equity Securities	$ -	$ -	$ 1,306	$ 1,306

3 - FAIR VALUE MEASUREMENTS (CONTINUED)

Processes and Structure (Continued)

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2018:

	Balance January 1, 2018	Unrealized Gains (Losses)	Purchases and Sales	Balance December 31, 2018
Equity Securities	$ 1,901	$ (595)	$ -	$ 1,306

4 - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2018, consisted of the following:

Receivable from Broker-Dealers and Clearing Organization	$	309,219
Payable to Broker-Dealers and Clearing Organization	$	17,926
Deposits with Clearing Organizations	$	100,000
Fees and Commissions Receivable		209,219
	$	309,219
Payable to Broker-Dealers and Clearing Organization	$	17,926

5 - EMPLOYEE BENEFITS AND DEFERRED COMPENSATION PLANS

The Company sponsors a profit sharing plan under Section 401(k) of the Internal Revenue Code benefiting substantially all employees, as defined. Employees are eligible to participate as of the date of their employment. A contribution to the plan totaling $99,738 was recognized by the Company for the year.

The Company also sponsors a cafeteria plan under Section 125 of the Internal Revenue Code. The plan provides health care benefits for full time employees. Pretax salary reductions from employees are contributed to the plan.

6 - COMMITMENTS

Leases

The Company leases office space and equipment under several short-term and long-term agreements that expire in various years through 2021. Certain of the leases provide for renewal options. The leases are classified as operating leases. The lease agreements call for monthly base rents of approximately $35,000 at December 31, 2018. Certain of the office space leases contain provisions for additional rents for real estate tax increases and building operating costs based on the Company's pro rata share of building occupancy. For the year ended December 31, 2018, rent expense under the lease was $418,304 which is included under the captions "Occupancy and Equipment" and "Other Expenses" in the accompanying statement of operations.

Minimum future rental payments under non-cancelable operating leases having remaining lease terms in excess of one year as of December 31, 2018 for each of the next three years and in the aggregate are:

Year Ending December 31,	
2019	107,164
2020	3,576
2021	2,980
	$ 113,720

Affiliation Agreement

The Company has an affiliation agreement to provide certain financial services to a third-party organization. Under the terms of the agreement, the Company compensates this affiliate at certain agreed-upon rates for revenues earned on investment banking or other services generated by the affiliate. For the year ended December 31, 2018, the Company earned $2,363,937 of revenue and incurred $2,214,496 of fees under this agreement, which are included in the accompanying statement of operations.

7 - RELATED PARTY TRANSACTIONS

The Company occasionally makes loans and advances to certain of its officers and employees. At December 31, 2018, officer and employee loans and advances totaling $594,460 were outstanding and are included in the statement of financial condition under the caption "Loans and Advances Receivable - Officers and Employees". The loans and advances are due on demand and have interest rates of ranging from .2% and 1.36% per annum. For the statement of cash flows, cash flows from employee advances are considered operating activities, and cash flows from officer loans are considered investing activities.

8 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness," as defined, not exceed fifteen times its "net capital," as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1.

8 - NET CAPITAL REQUIREMENTS (continued)

At December 31, 2018, the Company's net capital under the uniform net capital rule was $33,712 which exceeded the minimum capital requirements by $14,853. The Company's ratio of aggregate indebtedness to net capital at December 31, 2018 was .828 to 1.

9 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transaction on either a cash or margin basis. In margin transaction, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the company to significant off-balance-sheet risk in the even margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal

10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (CONTINUED)

guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

11 - CONTINGENCIES

In the normal course of business, the Company is subject to proceedings, lawsuits, and other claims. However, in the opinion of management no claims presently exist, which after final

disposition would have a resulting financial impact that would be material to the financial statements.

SUPPLEMENTARY INFORMATION
PURSUANT TO SEC RULE 17a-5

BPU INVESTMENT MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2018

NET CAPITAL

Stockholders' Equity	$	874,885
Deductions		
Non-allowable Assets:		
Furniture and Equipment - Net		33,607
Receivables from Broker Dealers		81,248
Other Assets		726,314
Other Deductions and/or Charges		4
Haircuts on Securities Owned		-
		841,173
Net Capital	$	33,712
AGGREGATE INDEBTEDNESS		
Total Liabilities	$	279,427
Aggregate Indebtedness	$	279,427
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net Capital Requirement (Greater of 6-⅔% of Aggregate Indebtedness or $5,000)	$	18,858
Net Capital in Excess of Amount Required		14,854
Net Capital	$	33,712
Ratio of Aggregate Indebtedness to Net Capital		.829 to 1

See independent auditor's report on supplemental information.

BPU INVESTMENT MANAGEMENT, INC.
RECONCILIATION OF REPORTED NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2018

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part IIA of Form X-17A-5 as of December 31, 2018)

Net Capital, as Reported in Company's Part IIA (Unaudited) FOCUS Report, as Originally Filed	$	33,712
Difference		-
Net Capital, as Reported in the Audited Financial Statements	$	33,712

See independent auditor's report on supplemental information.

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF EXEMPTIONS FROM RESERVE REQUIREMENTS COMPUTATION UNDER SEC RULE 15c3-3
DECEMBER 31, 2018

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2018.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Information Relating to the Possession or Control under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2018.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

See independent auditor's report on supplemental information.

BPU INVESTMENT MANAGEMENT, INC.

REPORT ON MANAGEMENT'S STATEMENTS IN THE EXEMPTION REPORT

DECEMBER 31, 2018



Lally & Co.

CPAs and Business Advisors

BPU INVESTMENT MANAGEMENT, INC.
REPORT ON MANAGEMENT'S STATEMENTS IN THE EXEMPTION REPORT
DECEMBER 31, 2018

CONTENTS



Lally&Co.

CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
 BPU Investment Management, Inc.
Pittsburgh, Pennsylvania

We have reviewed management's statements included in the accompanying Exemption Report, in which (1) **BPU Investment Management, Inc.** identified the following provisions of 17 C.F.R. §15c3-3(k) under which BPU Investment Management, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: ("exemption provisions") and (2) BPU Investment Management, Inc. stated that BPU Investment Management, Inc. met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. BPU Investment Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BPU Investment Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 27, 2019

SCHEDULE I

EXEMPTION REPORT



BPU
INVESTMENT MANAGEMENT INC.

Invested in Your Interests

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 25, 2019

Lally & Co., LLC.
5700 Corporate Drive, Suite 800
Pittsburgh, PA 15237-5851

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

BPU Investment Management, Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEC Rule 15c3-3, the Company is claiming an exemption from SECRule 15c3-3 for the fiscal year ended December 31, 2018.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ______________________

Name: Paul Brahim

Title: CEO

One Oxford Centre, 301 Grant Street, Suite 3300, Pittsburgh, PA 15219
P: 412 288 9150 www. investments.com

BPU INVESTMENT MANAGEMENT, INC.

REPORT ON APPLYING AGREED-UPON PROCEDURES
TO
SIPC GENERAL ASSESSMENT RECONCILIATION

DECEMBER 31, 2018



Lally & Co.
CPAs and Business Advisors

BPU INVESTMENT MANAGEMENT, INC.
REPORT ON APPLYING AGREED-UPON PROCEDURES
TO
SIPC GENERAL ASSESSMENT RECONCILIATION
DECEMBER 31, 2018

CONTENTS

Agreed-Upon Procedures Report

Exhibit



Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 office
412.366.3111 fax
www.lallycpas.com

Lally&Co.
CPAs and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
  BPU Investment Management, Inc.
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, and related supplemental guidance, we have performed the procedures enumerated below, which were agreed to by BPU Investment Management, Inc. and the SIPC with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of BPU Investment Management, Inc. ("Company") for the year ended December 31, 2018, solely to assist you and SIPC in evaluating BPU Investment Management, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records (vendor disbursement records) entries, noting no differences;

2. Compared the total revenue amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2018, as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (SIPC assessment analysis, 2018 interim financial statements, and Company general ledger account analyses), noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC assessment analysis, 2018 interim financial statements, and Company general ledger account analyses) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Navy & Co., LLC

Pittsburgh, Pennsylvania
February 27, 2019

SCHEDULE I

GENERAL ASSESSMENT RECONCILIATION, FORM SIPC-7

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 12/31/18

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

034979
BPU INVESTMENT MANAGEMENT INC.
ONE OXFORD CENTRE
301 GRANT STREET, SUITE 3300
PITTSBURGH, PA 15219

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rick Alvarez 770-263-7300

WORKING COPY

2. A. General Assessment (item 2e from page 2)	$11,673
B. Less payment made with SIPC-6 filed (exclude interest) 8/1/18 (Date Paid)	(7,626)
C. Less prior overpayment applied	(0)
D. Assessment balance due or (overpayment)	4,047
E. Interest computed on late payment (see instruction E) for______days at 20% per annum	0
F. Total assessment balance and interest due (or overpayment carried forward)	$4,047
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$4,047
H. Overpayment carried forward	$(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BPU INVESTMENT MANAGEMENT INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the 11 day of February, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/18
and ending 12/31/18

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $8,771,879

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts. — 421

Total additions — 421

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 709,090

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 218,763

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

Reimbursed expenses and consulting(non-securities related) — 61,787

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $751

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $264

Enter the greater of line (i) or (ii) — 751

Total deductions — 990,391

2d. SIPC Net Operating Revenues — $7,781,909

2e. General Assessment @ .0015 — $11,673

(to page 1, line 2.A.)

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